

Mail Stop 3561

June 1, 2017

<u>Via E-mail</u>
Carlo Buffone
Chief Financial Officer
Paramount Gold Nevada Corp.
665 Anderson Street
Winnemucca, Nevada 89445

  Re: **Paramount Gold Nevada Corp.**
     Registration Statement on Form S-3
     Filed May 26, 2017
     File No. 333-218295

Dear Mr. Buffone:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Ronald E. Alper at (202) 551-3329 with any questions.

        Sincerely,

        /s/ Brigitte Lippmann (for)

        John Reynolds
        Assistant Director
        Office of Beverages, Apparel and Mining

cc: James T. Seery
  Duane Morris LLP